Exhibit 21.1

Subsidiaries of Rue Gilt Groupe, Inc.

Name of Subsidiary	Jurisdiction

RGG Services, Inc.	Delaware

SB.com, Inc.	Delaware

Retail Convergence.com, LP	Delaware

SmartBargains Security Corporation	Massachusetts

Gilt Groupe, LP	Delaware

SHOP PO, LLC	Delaware

Rue Gilt Groupe Canada, ULC	British Columbia, Canada

Rue Gilt Groupe GC, LLC	Massachusetts